UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION



                                   FORM 11-K

/X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
                                     1934

                  For the fiscal year ended December 31, 2006

                                      OR


/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
                                     1934

   For the transition period from _________________ to _____________________

Commission file number     33-63026
                           --------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                          Morgan Stanley 401(k) Plan
                    c/o Morgan Stanley Benefits Department
                            Plaza Two, Third Floor
                             Jersey City, NJ 07311


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

                                MORGAN STANLEY
                                 1585 Broadway
                           New York, New York 10036

                                  SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                    Morgan Stanley 401(k) Plan
                                    --------------------------
                                                (Name of Plan)



Date: June 28, 2007                 By: /s/RISA ERBES
      -------------                     -------------------------------

                                   (Signature)
                                    Name:   Risa Erbes
                                    Title:  Morgan Stanley Director of Benefits

MORGAN STANLEY 401(K) PLAN

TABLE OF CONTENTS
------------------------------------------------------------------------------



                                                                          Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                      1

FINANCIAL STATEMENTS:

 Statements of Assets Available for Benefits as of
  December 31, 2006 and 2005                                                 2

 Statement of Changes in Assets Available for Benefits
  for the Year Ended December 31, 2006                                       3

 Notes to Financial Statements as of December 31, 2006 and
  2005 as of and for the Year Ended December 31, 2006                     4-16


SUPPLEMENTAL SCHEDULE--                                                     17

 Form 5500, Schedule H, Part IV, Line 4i--Schedule of Assets
  (Held at End of Year) as of December 31, 2006*




* All other schedules required by section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Participants and Administrator of the Morgan Stanley 401(k) Plan:

We have audited the accompanying statements of assets available for benefits of the Morgan Stanley 401(k) Plan (the "Plan") as of December 31, 2006 and 2005, and the related statement of changes in assets available for benefits for the year then ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in assets available for benefits for the year then ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP
New York, New York
June 26, 2007

MORGAN STANLEY 401(K) PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006 AND 2005
---------------------------------------------------------------------------------------------------
                                                                  2006                 2005
ASSETS:
Participant-directed investments (Note 3):
 Interest in Master Trust at fair value (Note 9)            $ 3,268,305,632      $  2,841,935,110
  Participant loans                                              38,430,758            39,731,670
                                                            ---------------      ----------------
    Total investments                                         3,306,736,390         2,881,666,780


Receivables:
  Employee contributions                                          6,824,267             6,202,062
                                                            ---------------      ----------------

ASSETS AVAILABLE FOR BENEFITS
AT FAIR VALUE                                                 3,313,560,657         2,887,868,842

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts                     5,298,139           (1,047,923)
                                                            ---------------      ----------------

ASSETS AVAILABLE FOR BENEFITS                               $ 3,318,858,796      $ 2,886,820,919
                                                            ===============      ================

See notes to financial statements.

MORGAN STANLEY 401(K) PLAN

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2006
------------------------------------------------------------------------------


ADDITIONS:
 Interest in Master Trust net investment income (Note 9)      $   400,570,392
 Participant contributions                                        295,713,200
 Participant loan interest income                                   2,757,547
                                                              ---------------
      Net additions                                               699,041,139

DEDUCTIONS--Payment of benefits                                  (297,663,297)
                                                              ---------------

INCREASE IN ASSETS AVAILABLE FOR BENEFITS                         401,377,842

ASSETS AVAILABLE FOR BENEFITS--Beginning of year                2,886,820,919


NET TRANSFER OF ASSETS FROM ESOP (Note 1)                          30,660,035
                                                              ---------------

ASSETS AVAILABLE FOR BENEFITS--End of year                    $ 3,318,858,796
                                                              ===============

See notes to financial statements.

MORGAN STANLEY 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006 AND 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2006
------------------------------------------------------------------------------


1.   DESCRIPTION OF THE PLAN

     The following summary of the Morgan Stanley 401(k) Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information. Terms used in this description have the same meaning as in the Plan.

     General--The Plan is a profit-sharing plan that includes a "qualified cash or deferred arrangement" as described in section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

     All of the Plan's investments are held in a trust account at Mellon Bank, N.A. (the "Trustee"). The Morgan Stanley Defined Contribution Master Trust (the "Master Trust") includes commingled assets of the Plan and the Morgan Stanley Employee Stock Ownership Plan ("ESOP"). Investments of the Plan were held in the Master Trust at December 31, 2006 and 2005.

     Morgan Stanley & Co. Incorporated (the "Plan Sponsor") is a wholly owned subsidiary of Morgan Stanley (the "Company"). The Plan Sponsor has the authority to control and manage the operation and administration of the Plan, make rules and regulations and take actions to administer the Plan.

     Quarterly transfers are made from the Morgan Stanley Stock Fund under the Plan to the ESOP to provide participants with an opportunity to elect to receive cash payments of the dividends paid on the Morgan Stanley Stock Fund as described in Code section 404(k).

     Eligibility--Full-time, Flex Part-time, Regular Part-time (regularly scheduled to work 20 hours or more a week) employees of Participating Companies are eligible to participate in the Plan upon hire. Part-time employees regularly scheduled to work less than 20 hours per week and Discover employees classified as Part-time, Prime-time, Hourly or Temporary are eligible to participate after completing one year of service and attaining age 21.

     Employees hired on or after July 1, 2004, and classified as an hourly employee, except for Discover hourly employees, are not eligible to participate in the Plan.

     Eligible employees who terminate employment and are later rehired by the Company may participate in the Plan immediately upon rehire. An individual who is classified by the Company as an intern, a summer associate, a leased employee, an independent contractor, or a consultant, regardless of whether or not such classification is subsequently upheld for any purpose by a court or a federal, state or local regulatory or administrative authority or covered by a collective bargaining agreement, unless such bargaining agreement provide for participation is not eligible to participate in the Plan.

     Employee Contributions-- All eligible participants may elect to make pre-tax contributions of 1% to 20% of annual earnings subject to Code limits ($15,000 and $14,000 per year in 2006 and 2005, respectively). Those participants attaining age 50 during the year may elect a pre-tax "Catch-Up

     Contribution" of 1% to 20% of eligible earnings, subject to Code limits ($5,000 and $4,000 per year in 2006 and 2005, respectively).

     Eligible participants may elect to contribute after-tax contributions of 1% to 10% of annual earnings. Eligible participants include employees considered to be non-highly compensated employees (earning less than $146,409 for 2006). Participants may also contribute amounts representing eligible rollover distributions from other qualified retirement plans. All contributions are subject to certain Code limitations.

     Different limits apply in the case of Puerto Rico residents and participants returning from a qualified military service leave. Effective May 16, 2006, Puerto Rico residents age 50 or over can make Catch-Up contributions limited to $500 for 2006.

     Company Contributions--To be eligible for a Company match for a year, an employee must participate in the Plan by making pretax contributions in that year and must be employed by the Company on December 31 of that year.

     However, employees will also be eligible to receive a Company match for the last calendar year in which they work, if they terminate employment with the Company due to death, total and permanent disability, retirement or release, as defined by the Plan.

     For 2005 and 2006, all Company contributions were made to the ESOP. Company contributions to the ESOP include any Profit Sharing contributions and Company matching contributions on pre-tax contributions. Company contributions are allocated in Morgan Stanley stock under the ESOP.

     The Company's profit sharing contribution for the year ended December 31, 2006 was equal to 2% of eligible pay.

     Participants age 55 and older or no longer with the Company may diversify a portion of their accounts in the ESOP by transferring them to the Plan. The total amount transferred from the ESOP to the Plan for the year ended December 31, 2006 was $104,041,826.

     Transfers--Quarterly transfers are made from the Morgan Stanley Stock Fund under the Plan to the ESOP throughout the Plan year and all forfeitures are transferred to the ESOP. Forfeitures in the ESOP are used to reduce Company contributions in the ESOP. The net amount of assets transferred to and from the Plan from the ESOP was $30,660,035 as shown on the Statement of Changes in Assets Available for Benefits. The total amount transferred from the Plan to the ESOP for the Plan Year ended December 31, 2006 was $73,381,791.

     Participant Accounts--Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions, allocations of the Company's contribution and Plan earnings, and charged with an allocation of Plan losses and administrative expenses not otherwise paid by the Company. Allocations are based on the participant's balance and earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Investments--Participants direct the investment of their contributions into various investment options offered by the Plan. As of December 31, 2006, the Plan offered 20 mutual funds, which are held within the Master Trust (See Note 9), the Mellon S&P 500 Fund, the State Street Global Advisor ("SSgA") Conservative, Moderate and Aggressive Strategic Balanced Strategy Funds (the Mellon S&P 500 and

     SSgA funds are institutional portfolios that are not traded on a public exchange), a Company stock fund and a stable value fund as investment options for participants.

     Effective July 13, 2006, the Morgan Stanley American Opportunities Fund changed its name to the Morgan Stanley Focus Growth Fund.

     Effective August 15, 2006, the Van Kampen Emerging Growth Fund changed its name to the Van Kampen Strategic Growth Fund.

     Effective November 28, 2006, the MSIF, Inc Focus Equity Fund was removed from the Plan and all shares were converted to shares of the Morgan Stanley Focus Growth Fund.

     Vesting--Participants are vested immediately in their contributions plus earnings thereon.

     All employees newly hired on or after January 1, 2004 are vested in any Company contributions upon the earlier of: (i) completing three years of credited service, or (ii) terminating employment due to death, total and permanent disability, retirement or release as defined by the Plan.

     For employees hired prior to January 1, 2004 of Global Wealth Management, Individual Asset Management, Discover or Infrastructure and Company (supporting the foregoing), a participant is 100% vested in Company contributions under the ESOP upon the earliest of: (i) attaining age 65 in-service, (ii) termination of employment due to death, total and permanent disability, retirement or release, as defined in the Plan, or
     (iii) completing three years of credited service for contributions attributable to Plan Years beginning after December 31, 2001 and five years of credited service for contributions attributable to Plan Years beginning before January 1, 2002.

     For employees hired prior to January 1, 2004 of Institutional Securities, Institutional Asset Management, Private Wealth Management, Van Kampen Investments or Global Infrastructure Solutions and Company (supporting the foregoing) allocations to their Plan accounts for any year are 100% vested at all times.

     Loans to Participants-- Generally, Participants may borrow from their Plan accounts up to the lesser of $50,000 or 50% of their vested account balance. For the purpose of calculating the maximum loan amount, the Company aggregates loan balances in the Plan and the ESOP. The loans are secured by the balance in the participant's account and bear interest at a rate determined by the Plan Administrator. A participant may only have one outstanding loan in his or her Plan account and one outstanding loan in his or her ESOP account at any time.

     Payment of Benefits--Participants may elect to receive all or a portion of their account balance following termination of employment.

     Participants may withdraw their pre-tax contribution accounts in-service upon attaining age 59 1/2 or in the event of a hardship, as defined in the Plan. Employer contributions may be withdrawn in service partially at age 59 1/2 and fully at age 70 1/2. Voluntary employee contributions made before 1984 and after-tax employee contributions made after 1983 also may be withdrawn in-service. Payments are made in cash. Non-hardship, in-service withdrawals are limited to twice per year.

     A participant may elect to receive his or her interest in the Morgan Stanley Stock Fund in the form of stock certificates.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting--The Plan's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

     Use of Estimates--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets available for benefits and changes therein. Actual results could differ from the estimates and assumptions used. Estimates that are particularly susceptible to change relate to the determination of the fair value of investments.

     Investment Valuation and Income Recognition--The Plan's investments which are held in a Master Trust (See Note 9) are stated at fair value except the Stable Value Program, which is stated at contract value or $607,990,280 and $567,256,230 as of December 31, 2006 and 2005,
     respectively. Contract value represents contributions made plus interest accrued at the crediting interest rate, less withdrawals. Stable Value Program components include MSIFT Core Plus Fixed Income Portfolio, MSILF Prime Portfolio, and Short Term Investor Fund ("STIF"). The Stable Value Fund's stabilizing investment contracts are fully benefit-responsive. These contracts provide market and cash flow risk protection to the Plan. Using the replacement cost method, the fair value of the wrapper contract in the Stable Value Program was zero as of December 31, 2006 and 2005 because the cost to replace the wrap contract was equal to its current cost at those dates (See Note 5). Quoted market value of publicly traded security investments is based on the last sales price (if traded on December 31), the prevailing bid price or the prevailing net asset value at the close of trading on December 31 (if traded on December 31). Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Fair value of investments that do not have readily ascertainable market values (such as common collective trusts) have been estimated by the Trustee based on the underlying publicly traded assets of the portfolio. The common collective trusts (the Mellon S&P 500 and SSgA Funds) aggregated equal $462,062,392 and $390,595,647 or approximately 13.9% and 13.4% of the assets of the Plan at December 31, 2006 and 2005. Investment gain related to these investments was $58,698,967 for the year ended December 31, 2006.

     Loan receivables are stated at value of outstanding balance. Plan investments are recorded on a trade date basis. Dividend income is recognized on the ex-dividend date. Benefits are recorded when paid. All other accounting records of the Plan, including, but not limited to, interest and dividends earned on investments, are recorded on an accrual basis.

     The cost of security investments is based on the average cost method for individual securities.

     Administrative Expenses--Administrative expenses of the Plan are paid by either the Plan or the Plan's Sponsor as provided in the Plan document.

     Payment of Benefits--Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $50,440 and $28,573 at December 31, 2006 and 2005, respectively.

     Risks and Uncertainties--The Plan utilizes various investment options. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in value of investment securities will occur in the near term and that such changes would materially affect participants' account balances and the amounts reported in the statements of assets available for benefits.

     Adoption of New Accounting Guidance--The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the "AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans" ("the FSP"). The statements of assets available for benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit responsive contracts from fair value to contract value. The statement of changes in assets available for benefit is presented on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of assets available for benefits at December 31, 2006 and 2005.

3.   INVESTMENTS

     All investments are participant-directed and held within a Master Trust (See Note 9). The Plan's investments within the Master Trust that represented 5% or more of the Plan's assets available for benefits as of December 31, 2006 and 2005 are as follows:


                                                                                                Fair Value
                                                                                         --------------------------
                                 Investment                                                  2006           2005
*Stable Value Program**, 28,359,259 and 28,843,722 shares, respectively                  $607,990,280  $ 567,256,230
*Mellon S&P 500 Fund ***, 2,751,846 and 2,856,817 shares, respectively                    312,893,443    280,714,766
*MSIF Inc. International Equity, 16,007,981 and 12,791,572 shares, respectively           329,713,016    260,240,565
*MSIF Inc. Emerging Markets, 8,812,395 and 7,295,295 shares, respectively                 258,378,585    185,077,908
*MSIF Inc. U.S Large Cap Growth Portfolio, 8,932,750 and 8,929,159 shares, respectively   181,190,675    174,253,056
  Dodge & Cox Stock Fund, 1,424,115 and 1,101,422 shares, respectively                    218,647,333    151,236,514

*    Permitted party-in-interest
**   Reported at contract value
***  Common collective trust (portfolio is not publicly traded)


4.   DERIVATIVE FINANCIAL INSTRUMENTS

     Investment guidelines for derivative instruments have been established for the Plan which governs the commitments that an investment manager may make with respect to derivative instruments. This investment policy does not apply to unleveraged securitized pools of assets or instruments with structured payment characteristics. The guidelines apply to, but are not limited to: options and futures contracts; forward contracts; swaps; structured notes and mortgage derivatives.

     Derivative instruments are permitted in the Plan's portfolio only to the extent that they comply with all of the Plan's policy guidelines and are consistent with the Plan's risk and return objectives. In addition, derivative instruments may only be used if they are deemed to be more attractive than a similar direct investment in the underlying cash market, or if the investment vehicle is being used to manage the risk of the portfolio.

     The Plan did not engage in derivative transactions during the years ended 2006 and 2005.

5.   INVESTMENT CONTRACTS

     The Stable Value Fund primarily invests in investment contracts such as synthetic GICs issued by insurance companies and other financial institutions. A synthetic GIC, also known as a wrap contract, is an investment contract issued by an insurance company or other financial institution, backed by a portfolio of bonds or other fixed income securities that are owned by the fund. These assets underlying the wrap contract are maintained separate from the contract issuer's general assets, usually by a third party custodian. These contracts typically provide that realized and unrealized gains and losses on the underlying assets are not reflected immediately in the net assets of the fund, but rather are amortized, usually over the time to maturity or the duration of the underlying investments, through adjustments to the future interest crediting rate. The issuer guarantees that all qualified participant withdrawals will occur at contract value.

     The synthetic GICs are designed to reset the respective crediting rate on a quarterly basis. Synthetic GICs cannot credit an interest crediting rate less than zero percent. The net crediting rate reflects fees paid to wrap contract issuers. The crediting rate of synthetic GICs will track current market yields on a trailing basis. The rate reset allows the contract value of the wrapped portfolio to converge to the market value over time, assuming the market value continues to earn the current portfolio yield for a period of time equal to the current portfolio duration.

     Primary variables impacting future crediting rates of synthetic GICs include:
     o  current yield of the assets within the wrap contract
     o  duration of the assets covered by the wrap contract
     o existing difference between the market value and contract value of the assets within the wrap contract.

     Crediting rate calculation methodology:

     The fund uses two primary crediting rate calculations for synthetic GICs:

     CR = [(MV/CV)^(1/D)*(1+Y)]-1

     CR= [Y+ (MV-BV)/(MV*D)]

     CR = crediting rate
     MV = market value of underlying portfolio
     CV = contract value
     D = weighted average duration of the portfolio
     Y = weighted average yield to maturity of the underlying portfolio

     The net crediting rate reflects fees paid to wrap contract issuers.

     Benefit-responsive investment contracts, including wrap contracts, which are agreements with high quality insurance companies and other financial institutions are designed to help preserve principal and provide a stable crediting rate. These contracts are fully benefit responsive and provide that plan participant initiated withdrawals permitted under the Plan will be paid at contract value. In addition to certain wrap agreement termination provisions discussed below, wrap contracts generally provide for withdrawals associated with certain events which are not in the ordinary course of Plan operations, and that the issuer determines will have a material adverse effect on the issuer's financial interest, will be paid with a market value adjustment to the contract value amount of such withdrawal as defined in such contracts.

     Each contract issuer specifies the events which may trigger such a market value adjustment, typically such events include all or a portion of the following: (i) amendments to the Plan documents or Plan's administration;
     (ii) changes to Plan's prohibition on competing investment options or deletion of equity wash provisions; (iii) complete or partial termination of the Plan or its merger with another plan; (iv) the failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; (v) unless made in accordance with the withdrawal provisions of the Plan, the withdrawal from the wrap contract at the direction of the plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the Plan (such as a group layoff or early retirement incentive program), or the closing or sale of a subsidiary, employing unit or affiliate, the bankruptcy or insolvency of a plan sponsor, or the plan sponsor's establishment of another tax qualified defined contribution plan; (vi) any change in law, regulation, ruling, administrative or judicial position or accounting requirement, in any case applicable to the Plan or fund, and (vii) the delivery of any communication to plan participants designed to influence a participant not to invest in the fund. At this time, the Plan Sponsor does not believe that the occurrence of any such market value event which would limit the fund's ability to transact at contract value with participants is probable.

     Wrap contracts generally are evergreen contracts that contain termination provisions. Wrap agreements permit the fund's investment manager or issuer to terminate upon notice at any time at market value and provide for automatic termination of the wrap contract if the contract value or the market value of the contract equals zero. The issuer is not excused from paying the excess contract value when the market value equals zero. Wrap contracts that permit the issuer to terminate at market value generally provide that the fund may elect to convert such termination to an Amortization Election as described below. In addition, if the fund defaults in its obligations under the agreement (including the issuer's determination that the agreement constitutes a non-exempt prohibited transaction as defined under ERISA) and such default is not cured within the time permitted by any cure period, then the wrap contract may be terminated by the issuer and the fund will receive the market value as of the date of termination. Also, generally wrap contracts permit the issuer or investment manager to elect at any time to convert the wrapped portfolio to a declining duration strategy whereby the contract would terminate at a date which corresponds to the duration of the underlying fixed income portfolio on the date of the amortization election ("Amortization Election"). After the effective date of an Amortization Election, the fixed income portfolio must conform to the guidelines agreed upon by the wrap issuer and the investment manager for the Amortization Election period. Such guidelines are intended to result in contract value equaling market value of the wrapped portfolio by such termination date.

     The Stable Value Program invests in investment contracts with Royal Bank of Canada, Bank of America and IXIS Financial, which are collateralized by shares of the MSIFT Core Plus Fixed Income and MSILF Prime Portfolio and of a short-term investment fund at the Trustee. This investment option seeks to provide capital preservation while earning a competitive rate of return that exceeds money market rates. The crediting rate, which is based on the performance of the underlying assets, shares of the MSIFT Core Plus Fixed Income and MSILF Prime portfolios, is updated on a quarterly basis. The Stable Value Program is carried at contract value. Contract value represents contributions made plus interest accrued at the crediting interest rate, less withdrawals. The crediting interest on this contract was 5.43% and 4.92% as of December 31, 2006 and 2005, respectively. Contract value at December 31, 2006 and 2005 was $607,990,280 and $567,256,230, respectively. The fair value at December 31, 2006 and 2005 was $602,692,141 and $568,304,153, respectively.

Morgan Stanley Stable Value Fund average yields:              2006       2005

 Based on annualized earnings (1)                             5.77%      5.21%
 Based on interest rate credited to participants (2)          5.39%      4.82%


1) Computed by dividing the annualized one-day actual earnings of the contract on the last day of the plan year by the fair value of the investments on the same date.

2) Computed by dividing the annualized one-day earnings credited to participants on the last day of the plan year by the fair value of the investments on the same date.

6.   EXEMPT PARTY-IN-INTEREST TRANSACTIONS

     As of December 31, 2006, there were 25 investment options within the Master Trust available in the Plan, 16 of which are managed by Morgan Stanley Investment Management, one of which is managed by an affiliate of the Plan's Trustee and seven of which are managed by third parties and a stock fund. Total party-in-interest investments (excluding the loan balance) amounted to $2,692,209,825 and $2,408,917,998 at December 31,
     2006 and 2005, respectively. The Mellon S&P 500 Fund is a common collective trust sponsored by Mellon Bank, N.A., who is the Trustee and Custodian for the Plan. Total investments for this fund sponsored by Mellon Bank, N.A. were $312,893,443 and $283,122,216 at December 31, 2006 and 2005, respectively, and the fund appreciated by $43,289,989 during the year ended December 31, 2006. Dwight Asset Management is an external investment advisor for the Plan and the Stable Value Program, which held $607,990,280 and $567,256,230 at December 31, 2006 and 2005,
     respectively, and which earned income of $29,672,526 (net of management fees) during the year ended December 31, 2006. The remaining party-in-interest investments, totaling assets of $1,771,326,102 and $1,561,089,172 as of December 31, 2006 and 2005, respectively, and appreciated $193,528,751 during the year ended December 31, 2006, are funds managed by Morgan Stanley Investment Management.

     Certain officers and employees of the Company (who may also be participants in the Plan) perform administrative services related to the operation, record keeping and financial reporting of the Plan. The Company pays these salaries and other administrative expenses on behalf of the Plan. Certain fees, including fees for the investment management services, to the extent not paid by the Company, are paid by the Plan.

     At December 31, 2006 and 2005, the Plan held 1,372,194 units and 2,053,998 units of common stock of Morgan Stanley with a cost basis of $12,464,606 and $13,202,022, respectively. To provide participants the opportunity to elect to receive cash payment of the dividends paid on the fund, the Plan shares are transferred quarterly to the ESOP wherein dividends are earned.

     These transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory and administrative exemptions from the Code's and ERISA's rules on prohibited transactions.

7.   PLAN TERMINATION

     Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In such event, participants become fully vested in any employer contributions.

8.   FEDERAL INCOME TAX STATUS

     The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated January 20, 2004, that the Plan and its related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving this determination letter, however, the Plan Sponsor and the Plan Administrator believe the Plan is currently designed and operated in compliance with the applicable requirements of the Code. In addition, the Plan has also received a determination letter from the Commonwealth of Puerto Rico, Department of the Treasury dated May 2, 2007 that the Plan meets the requirements of Section 1165(a) of the Puerto Rico Internal Revenue Code (the "Puerto Rico Code"). The Plan Sponsor and the Plan Administrator believe the Plan is currently designed and operated in compliance with the applicable requirements of the Puerto Rico Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

9.   INTEREST IN MORGAN STANLEY DEFINED CONTRIBUTION MASTER TRUST

     All of the Plan's investments are held in a trust account at the Trustee and consist of an undivided interest in an investment account of the Master Trust, established by the Plan Sponsor and administered by the Trustee. Use of the Master Trust permits the commingling of assets of the Plan and the ESOP for investment and administrative purposes. However, although assets of the Plan and the ESOP are commingled in the Master Trust for investment purposes, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income of the investment assets is allocated by the Trustee to each participating plan based on the performance of each investment attributable to each plan.

     At December 31, 2006 and 2005, the Plan's interest in the Master Trust, excluding loans receivable which are recorded at the Plan level, was approximately 45% and 49%, respectively.

     The following table represents the fair values of the investments of the Master Trust as of December 31, 2006 and 2005:

                                                                                 December 31,
                                                                          2006                   2005
 Investments:
  Common stock                                                      $ 4,035,842,306        $ 2,985,539,744
  Registered investment companies
   Equity
    Party-in-interest                                                 1,428,147,761          1,263,263,796
    Other                                                                83,590,081             73,878,927
   Fixed income                                                         329,859,940            283,881,120
   Balanced (other)                                                     348,634,915            250,474,660
  Common collective trust--balanced
    Party-in-interest                                                   312,893,443            283,122,216
    Other                                                               149,168,949            107,473,431
  Investments at fair value                                             602,692,141            568,304,153
  Cash and cash equivalents                                               2,885,213              2,404,701
                                                                   ----------------        ----------------
                                                                      7,293,714,749          5,818,342,748
  Adjustment from fair value to contract value for fully
  benefit-responsive investment contracts                                 5,298,139             (1,047,923)
                                                                   ----------------        ----------------
Total investments                                                   $ 7,299,012,888        $ 5,817,294,825
                                                                   ================        ================


See Note 10 for a reconciliation of the total investments held in the Master Trust per the schedule above to the Form 5500 as of December 31, 2006 and 2005.

The following table represents the net investment income for the Master Trust for the year ended December 31, 2006:

Net appreciation:
 Registered investment companies
  Equity
   Party-in-interest                                        $ 158,430,296
   Other                                                        3,869,768
  Fixed income                                                 31,738,986
  Balanced (other)                                             40,896,362
 Common stock                                               1,273,007,589
 Common collective trusts--balanced
   Party-in-interest                                           43,289,989
   Other                                                       15,408,978
                                                           --------------

Total net appreciation in fair value of investments         1,566,641,968

Total interest                                                 29,681,312
Total dividends                                               130,653,204
                                                           --------------

Total net investment gain for Master Trust                 $1,726,976,484
                                                           ==============

10.  RECONCILIATION TO FORM 5500

     The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500 as of December 31, 2006 and 2005:

                                                                                 2006                2005
     Assets available for benefits per the financial statements           $ 3,318,858,796      $ 2,886,820,919

     Amounts allocated to withdrawing participants                                (50,440)             (28,573)

     Adjustment from contract value to fair value for fully
     benefit-responsive investment contracts                                   (5,298,139)                   -
                                                                          ---------------      ---------------

     Assets available for benefits per the Form 5500                      $ 3,313,510,217      $ 2,886,792,346
                                                                          ===============      ===============


     The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2006:

     Benefits paid to participants per the financial statements                       $ 297,663,297

     Less: 2005 year-end amounts allocated to withdrawing participants
           accrued in the 2005 Form 5500                                                    (28,573)
     Plus: 2006 year-end amounts allocated to withdrawing participants
           accrued in the 2006 Form 5500                                                     50,440
                                                                                      -------------

     Benefits paid to participants per the Form 5500                                  $ 297,685,164
                                                                                      =============


     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit distributions that have been processed and approved for payment prior to December 31, 2006 but not paid as of that date.

     The following is a reconciliation of increase in assets available for benefits per the financial statements to the Form 5500 as of December 31, 2006:

                                                                                            2006
     Increase in assets available for benefits per the financial statements             $ 401,377,842

     Adjustment for benefits paid to participants (see above)                               $ (21,867)

     Adjustment from contract value to fair value for fully
     benefit-responsive investment contracts                                               (5,298,139)
                                                                                        -------------

     Increase in assets available for benefits per the Form 5500                        $ 396,057,836
                                                                                        =============

     The following is a reconciliation of investments held in the Master Trust per Note 9 to the Form 5500 as of December 31, 2006 and 2005:

                                                                                 2006                2005
     Total Master Trust Investments per Note 9                            $  7,299,012,888     $  5,817,294,825
        Adjustment from contract value to fair value for fully
        benefit-responsive investment contracts                                 (5,298,139)                   -
                                                                          ----------------     ----------------
     Total Master Trust Investments per the Form 5500                     $  7,293,714,749     $  5,817,294,825
                                                                          ================     ================


     The following is a reconciliation of net investment gain for the Master Trust per Note 9 to the Form 5500 as of December 31, 2006:

                                                                                                 2006
     Total net investment gain for Master Trust per the financial statements               $ 1,726,976,484

     Adjustment from contract value to fair value for fully
     benefit-responsive investment contracts                                                    (5,298,139)
                                                                                           ---------------

     Total net investment gain for Master Trust per the Form 5500                          $ 1,721,678,345
                                                                                           ===============


11.  SUBSEQUENT EVENTS

     Morgan Stanley previously announced that its Board of Directors approved the spin-off of Discover Financial Services ("DFS"). The distribution of all of the outstanding shares of DFS common stock will be made on June 30, 2007 to Morgan Stanley stockholders of record as of the close of business on June 18, 2007. Morgan Stanley and DFS have agreed that effective as the end of the day on June 30, 2007, assets and liabilities attributable to the benefits accrued by certain participants, including current and certain former employees of DFS Employers, under the Plan and the ESOP will be transferred to a new plan maintained by DFS.

     The Company has implemented the following amendments to the Plan and is currently amending the Plan to provide that:

     o Effective January 1, 2007, participants age 55 have the option to diversify all of their Company Contributions, subject to the Transitional Rule, participants under age 55 may diversify when they have at least three years of service.

     o Effective January 1, 2007, subject to the Transitional Rule, participants age 59 1/2 may take in-service withdrawals of their entire Plan and ESOP balances.

                                    ******

MORGAN STANLEY 401(k) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i--
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006
------------------------------------------------------------------------------

                                               Description of Investment, Including
         Identity of Issue, Borrower,            Maturity Date, Rate of Interest,                     Current
            Lessor or Similar Party             Collateral, Par or Maturity Value          Cost        Value
 (a)                  (b)                                       (c)                         (d)         (e)
  *      Various Participants                  Participant Loans (secured by account,
                                                rates ranging from  4.0% to 10.50%;          **    $ 38,430,758
                                                with maturity dates ranging from                   ------------
                                                2007 to 2021)
TOTAL                                                                                              $ 38,430,758
                                                                                                   ============

*    Party-in-interest.
** Cost information is not required for participant-directed investments and, therefore, is not included.

     Index to Exhibits

     23.1 Consent of Deloitte & Touche LLP